BO BOYD

Vice President, Law
1021 Main (One City Centre)
Suite 2626
Houston, Texas 77002
Tel 713-351.3000 Fax 713.351.3300
www.energyxxi.com

March 28, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Ethan Horowitz
Branch Chief

Re:	Energy XXI (Bermuda) Limited

Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 8, 2010

Form 8-K
Filed December 22, 2010
File No. 001-33628

Ladies and Gentlemen:

Energy XXI (Bermuda) Limited acknowledges receipt of the letter dated March 7, 2011 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter no later than April 8, 2011.

BO BOYD

Vice President, Law
1021 Main (One City Centre)
Suite 2626
Houston, Texas 77002
Tel 713-351.3000 Fax 713.351.3300
www.energyxxi.com

If you have any questions regarding the foregoing responses, please contact the undersigned at (713) 351-3018.

Sincerely,

/s/ Bo Boyd
Bo Boyd, VP of Law

Cc: West Griffin